Mail Stop 4561

January 31, 2008

Oliver R. Stanfield
Executive Vice President Finance
and Chief Financial Officer
Echelon Corporation
550 Meridian Avenue
San Jose, CA 95126

      Re: Echelon Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              File No. 000-29748

Dear Mr. Stanfield:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief